September 15, 2009	Paul Bork Boston Office 617.832.1113 pbork@foleyhoag.com
Via Edgar

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement covers the resale of 58,745,592 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), by the selling stockholders identified therein.

The Shares consist of 37,649,442 shares of Common Stock issuable upon conversion of the Company’s outstanding Series E preferred stock and 21,096,150 shares of Common Stock issuable upon exercise of the Company’s outstanding five-year common stock purchase warrants.  The preferred stock and warrants were sold in a private placement transaction (and a concurrent exchange of all of the then outstanding shares of the Company’s Series D preferred stock) completed on February 11, 2009.  We refer you to the Company’s Form 8-K filed with the SEC on February 11, 2009 and its annual report on Form 10-K filed with the SEC on March 30, 2009 regarding this private placement transaction, the related exchange, and the various agreements associated therewith.

Securities and Exchange Commission
September 15, 2009

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Matthew Eckert at (617) 832-3057.

Sincerely,

/s/ Paul Bork
Paul Bork

PB
Enclosures

cc:	Mr. Harry Palmin
Mr. Matthew Eckert